June 4, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Mr. Mark Brunhofer, Senior Staff Accountant

Mr. Frank Wyman, Staff Accountant

Re:	Fairfax Financial Holdings Limited (“Fairfax”)

Form 40-F for the Fiscal Year Ended December 31, 2012

Filed March 8, 2013

File No. 001-31556

Dear Sirs/Mesdames:

We hereby acknowledge receipt of the comment letter dated May 20, 2013 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”). We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by Fairfax’s responses. Page number references herein refer to the page numbers of the Fairfax 2012 Annual Report appearing as Exhibits 2 and 3 of the Form 40-F, unless otherwise noted. Terms used but not defined herein have the meanings set forth in the Form 40-F. Fairfax (sometimes referred to herein as “the company”) intends to include the revised disclosure as contemplated in this letter with respect to its reports on Form 40-F and Form 6-K, as applicable, beginning with the company’s Interim Report filed on Form 6-K for the period ending June 30, 2013 and its Annual Report filed on Form 40-F for the fiscal year ending December 31, 2013. References to “the consolidated financial statements” mean the company’s consolidated financial statements for the year ended December 31, 2012 included as Exhibit 2 of the Form 40-F. References to “the MD&A” mean the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012 included as Exhibit 3 of the Form 40-F.

Exhibit 2: Audited Consolidated Financial Statements

Consolidated Statements of Earnings, page 28

1.	Please refer to prior comment 2. We have considered the information provided in your response and do not believe it provides a sufficient basis for the position taken. We note that paragraph 7 of IAS 8 states that when an IFRS statement specifically applies to a transaction or condition that statement must be followed. We believe Paragraph 14(d)(ii) of IFRS 4 specifically applies. We note that this paragraph prohibits the netting the expense of reinsurance premiums against the premiums of the related insurance contracts. As a result, please provide us a proposed revised consolidated statements of earnings presentation that does not offset income or expense from your reinsurance contracts against the expense or income from the related insurance contracts.

Company’s Response

Commencing for the second quarter of 2013, the company’s consolidated statement of earnings will present gross premiums written, net premiums written, and gross, ceded and net premiums earned as follows:

		Year ended December 31
	Notes	2012	2011
Revenue
Gross premiums written	25	7,398.3	6,743.5

Net premiums written	25	6,194.1	5,607.9

Gross premiums earned		7,294.8	6,541.4
Premiums ceded to reinsurers	9	(1,209.9)	(1,114.5)

Net premiums earned	25	6,084.9	5,426.9
Interest and dividends	5	409.3	705.3
Share of profit of associates	5	15.0	1.8
Net gains on investments	5	642.6	691.2
Other revenue	25	871.0	649.8

		8,022.8	7,475.0

The company believes that Gross Premiums Written (a gross measure of the insurance exposure assumed by the company during the period) and Net Premiums Written (arguably the most common measure of the risk retained by the company for its own account) are Key Performance Indicators within the insurance industry and that these indicators should be readily available to users of the financial statements on the face of the consolidated statement of earnings. The omission of Gross Premiums Written and Net Premiums Written from the face of that financial statement would not be helpful to financial statement users in identifying the principal Key Performance Indicators management uses when assessing the performance of its business. The company also acknowledges that its consolidated financial statements are prepared on the accrual basis of accounting and that Gross Premiums Written and Net Premiums Written do not conform with the accrual basis of accounting. However, the company considers it very important and in the best interests of financial statement users to incorporate Gross Premiums Written and Net Premiums Written into the presentation of revenue on the face of the consolidated statement of earnings and that such presentation is not inconsistent with the spirit of IFRS 4 Paragraph 14(d)(ii) when both measures are presented together.

Please refer to Appendix A for a full illustration of the company’s consolidated statement of earnings for the years ended December 31, 2012 and 2011 in the above format.

Notes to Consolidated Financial Statements

18. Income Taxes, page 75

2.	Please refer to prior comment 6. We acknowledge your proposed new disclosure. However, it does not include an explanation of the factors causing changes in the mix of profits/losses earned in the Canadian and foreign tax jurisdictions during the periods presented. Please provide us this information as proposed disclosure to be included in future filings.

Company’s Response

In note 18 (Income Taxes) to the consolidated financial statements, the company will include the following table summarizing the amount of pre-tax earnings (loss) and the associated income tax provision (recovery) for Canada, the U.S. and other jurisdictions commencing with its 2013 Annual Report. Explanations of changes in the mix of profit (loss) earned in each jurisdiction is also included in the proposed disclosures below.

The following table summarizes the amount of pre-tax earnings (loss) and the associated provision for (recovery of) income taxes by jurisdiction.

	2012				2011
	Canada	U.S.	Other	Total	Canada	U.S.	Other	Total
Earnings (loss) before income taxes	(372.3)	447.6	581.5	656.8	(346.0)	295.3	42.1	(8.7)
Provision for (recovery of) income taxes	(8.6)	86.1	38.5	116.1	(68.0)	4.0	7.6	(56.5)

Net earnings (loss)	(363.7)	361.5	543.0	540.7	(278.0)	291.3	34.5	47.8

Losses before income taxes incurred in Canada in 2012 and 2011 primarily reflected interest expense on long term debt and net investment losses. Earnings before income taxes in the U.S. of $295.3 in 2011 increased to $447.6 in 2012 principally as a result of the absence of significant catastrophe losses in 2012 relative to 2011. Earnings before income taxes in other jurisdictions increased from $42.1 in 2011 to $581.5 in 2012 reflecting lower catastrophe losses on a year-over-year basis (Group Re), the gain in 2012 on disposition of the company’s investment in Cunningham Lindsey (Group Re), favourable reserve development and accretive income from acquisitions (European Runoff).

Disclosure regarding statutory tax rates will also be included, as indicated in the prior response letter dated April 18, 2013 (reproduced below).

The company’s Canadian statutory income tax rate decreased from 28.3% in 2011 to 26.5% in 2012 due to reductions in federal and provincial income tax rates enacted by the respective governments.

3.	Please refer to prior comment 7. We acknowledge your proposed new disclosure. However, it does not explain the factors underlying key caption changes in your reconciliations of income tax, as calculated at the statutory and effective tax rates. Please provide us this information for each period presented as proposed disclosure to be included in future filings, particularly for the captions, “Tax rate differential on income and losses incurred outside Canada” and “Change in unrecorded tax benefit of losses.”

Company’s Response

Please refer to the proposed disclosures in the response to Question 2 above. In addition, the note there referred to will include disclosure similar to the following to further explain the tax rate reconciliation.

Tax Rate Differential on Income and Losses Earned Outside Canada

The tax rate differential on income and losses incurred outside of Canada in 2012 decreased by $95.9 compared to 2011, primarily as a result of increased earnings before tax in 2012 at Group Re reflecting lower catastrophe losses on a year-over-year basis and the gain in 2012 on disposition of the company’s investment in Cunningham Lindsey. Group Re’s principal operations are domiciled outside of Canada where they are taxed at statutory tax rates significantly lower than the Canadian statutory rate.

Unrecorded Tax Benefit of Losses

The unrecorded tax benefit of losses in 2012 increased by $89.9 compared to 2011, primarily as a result of unrecorded operating and capital losses incurred in Canada of $363.5 (2011 – $36.7), partially offset by an increase in the utilization of previously unrecorded operating losses at nSpire Re and European Runoff of $189.0 (2011 – $151.4).

The company’s assessment of its consolidated deferred tax assets and the losses for which deferred tax assets have not been recorded, by jurisdiction, are disclosed in the second-last paragraph of Note 18 (Income Taxes) located on page 77 of the company’s 2012 Annual Report.

Exhibit 3: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of Consolidated Performance, page 113

4.	Please refer to prior comment 5. We acknowledge the information provided in your response. However, disclosure on pages 63 and 198 appears to indicate that your inability to cede further adverse reserve development may significantly impact the trend of your future reserve development and underwriting results as compared to prior periods. We continue to believe that investors would benefit from disclosure that quantifies the impact of your inability to cede further adverse development in future periods. Please provide us proposed disclosure to be included in future filings that quantifies the expected impact of this known trend and uncertainty on your future financial position, results of operations and cash flows. Also, as applicable, revise your MD&A on a segment basis, accordingly.

Company’s Response

The company does not believe that the inability to cede further adverse reserve development related specifically to acquired companies would significantly impact the trend of its future reserve development and underwriting results compared to prior periods. Reinsurance treaties were historically put into place to provide the company with sufficient time to improve the operations of acquired companies (for example, by enhancing underwriting guidelines and exiting lines of business with unacceptable risk profiles). Only one such reinsurance treaty remains in effect; this treaty was initiated in 2001 to cover 2000 and years prior, and had insignificant reinsurance activity in the past two years.

In recent years the company has not relied on reinsurance treaties to cede significant adverse development with respect to its acquired companies as the underwriting practices of acquired companies have tended to be consistent with the company’s internal guidelines for its established companies. The company did not intend for the disclosure in its 2012 Annual Report to imply that future adverse development at its acquired companies could have a significantly greater impact on its financial results going forward. Rather, the company intended to convey to the reader that even in the absence of these historical reinsurance treaties, the impact of adverse development at acquired companies should be reasonably consistent with the experience of recent years. The following MD&A paragraph from page 197 of the company’s 2012 Annual Report was intended to make this point:

Although the magnitude of the company’s recoverable from reinsurers balance is significant, a portion of the balance arose as a result of past acquisitions of companies that had relied heavily on reinsurance and of the company’s greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the company has utilized reinsurance more recently.

To avoid potential confusion, the company will modify the following paragraph from Note 9 (Reinsurance) as follows, commencing with its 2013 Annual Report (new text in bold-faced type):

Historically the company has purchased, or has negotiated as part of the purchase of a subsidiary, adverse development covers as protection from adverse development of prior years’ reserves. In the past, significant amounts of reserve development have been ceded to these reinsurance treaties. The majority of these treaties have been commuted, are at limit, or are nearing limit, so that in the future, if further adverse reserve development originally protected by these covers were to occur, little if any would be ceded to reinsurers. The integration of acquired subsidiaries over time reduces the level of uncertainty associated with their reserve development. As such, the company believes replacement of these historical treaties is not warranted and any possibility of further adverse development of prior years’ reserves is considered in the normal course of the company’s claims reserving and actuarial review processes.

Sources of Net Earnings, page 120

5.	Please refer to prior comment 9. Your current disclosure on page 150 does not provide all of the information that we requested. Please provide us proposed disclosure to be included in future filings that explains and quantifies the key factors underlying changes in your income tax expense provision (recovery) in relation to earnings (loss) before income taxes for the Canada and foreign tax jurisdictions for each period presented.

Company’s Response

Please see the responses to Questions 2 and 3 above. The company will incorporate similar disclosures in its 2013 MD&A to explain and quantify the key factors underlying changes in its income tax provision (recovery) in relation to pre-tax earnings (loss) for the jurisdictions presented.

Net Earnings by Reporting Segment, page 123

6.	Please refer to prior comment 10. We acknowledge the assertions in your response. However, we continue to believe that the disclosures you highlight are qualitative in nature and that investors would benefit from a quantification of the impact of your reinsurance activities on underwriting profit (loss) for those segments where this impact is material or has varied materially during the periods presented. Please provide us this information as proposed disclosure to be included in future filings.

Company’s Response

The company quantified the consolidated impact of reinsurance activities on underwriting profit (loss) in its MD&A on page 173 of its 2012 Annual Report. Those figures are derived primarily from Note 9 (Reinsurance) of the 2012 Annual Report. Commencing for the second quarter of 2013, the company will include such disclosure in its quarterly interim reporting and expand the table to provide detailed quantification of reinsurance activities by reporting segment as illustrated below. The company will also continue to highlight the impact of segment reinsurance activities where significant throughout its MD&A.

December 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Runoff	Total Fairfax
Reinsurers’ share of premiums earned	(171.3)	(278.9)	(240.5)	(370.7)	(102.7)	(47.2)	(1,211.3)
Commissions earned on reinsurers’ share of premiums earned	18.4	73.0	59.8	78.0	10.3	–	239.5
Reinsurers’ share of losses on claims	164.5	203.9	198.8	244.4	61.0	157.7	1,030.3
Release (provision) for uncollectible reinsurance	(0.3)	(6.1)	–	(2.1)	5.6	(5.4)	(8.3)

Net impact of ceded reinsurance (pre-tax)	11.3	(8.1)	18.1	(50.4)	(25.8)	105.1	50.2

December 31, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Runoff	Total Fairfax
Reinsurers’ share of premiums earned	(176.5)	(278.6)	(216.2)	(319.1)	(118.5)	(12.5)	(1,121.4)
Commissions earned on reinsurers’ share of premiums earned	21.2	70.9	56.1	70.4	7.4	0.1	226.1
Reinsurers’ share of losses on claims	74.2	153.1	128.6	361.6	103.7	110.4	931.6
Release (provision) for uncollectible reinsurance	(4.5)	19.9	–	(10.9)	0.1	16.7	21.3

Net impact of ceded reinsurance (pre-tax)	(85.6)	(34.7)	(31.5)	102.0	(7.3)	114.7	57.6

* * * * * * * * * * * * * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 40-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 40-F; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 367-4941 or privett@hwic.ca.

Yours very truly,

/s/ Paul Rivett

Paul Rivett

Vice President, Operations

cc:	V. Prem Watsa, Chairman and Chief Executive Officer

Fairfax Financial Holdings Limited

David Bonham, Vice President and Chief Financial Officer

Fairfax Financial Holdings Limited

Chris Couture, Partner

PricewaterhouseCoopers LLP

Claire Cornwall, Partner

PricewaterhouseCoopers LLP

Appendix A

Consolidated Statements of Earnings

for the years ended December 31, 2012 and 2011

	Notes	2012	2011
		(US$ millions except per share amounts)
Revenue
Gross premiums written	25	7,398.3	6,743.5

Net premiums written	25	6,194.1	5,607.9

Gross premiums earned		7,294.8	6,541.4
Premiums ceded to reinsurers	9	(1,209.9)	(1,114.5)

Net premiums earned	25	6,084.9	5,426.9
Interest and dividends	5	409.3	705.3
Share of profit of associates	5	15.0	1.8
Net gains on investments	5	642.6	691.2
Other revenue	25	871.0	649.8

		8,022.8	7,475.0

Expenses
Losses on claims, gross	8	5,265.5	5,541.4
Less ceded losses on claims	9	(1,022.9)	(956.1)

Losses on claims, net	26	4,242.6	4,585.3
Operating expenses	26	1,120.3	1,148.3
Commissions, net	9	925.4	795.4
Interest expense	15	208.2	214.0
Other expenses	26	869.5	740.7

		7,366.0	7,483.7

Earnings (loss) before income taxes		656.8	(8.7)
Provision for (recovery of) income taxes	18	116.1	(56.5)

Net earnings		540.7	47.8

Attributable to:
Shareholders of Fairfax		532.4	45.1
Non-controlling interests		8.3	2.7

		540.7	47.8

Net earnings (loss) per share	17	$23.22	$(0.31)
Net earnings (loss) per diluted share	17	$22.94	$(0.31)
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	20,327	20,405

See accompanying notes.